# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southern Cross Acquisition II Corp., CIK 0002133239
CUSIP: G82941108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY 21ST FLOOR,, SUITE 21 V,, NEW YORK,, New York (NY), 10018
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0002149344
Persons authorized to receive notices and communications: PEIZHONG YU, PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, GEORGE TOWN, Cayman Islands (E9), 00000, 852 92859999

## Reporting persons
- Southern Cross Acquisition II Sponsor Corp. (CIK 0002149344): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 3,025,800; shared voting power 0; sole dispositive power 3,025,800; shared dispositive power 0; aggregate amount beneficially owned 3,025,800 (27.75% of the class)
  Comment: (1) Includes (i) 2,820,000 ordinary shares, par value $0.0001 per share (the "ordinary shares"), of Southern Cross Acquisition II Corp. (the "Issuer") acquired by Southern Cross Acquisition II Sponsor Corp. (the "Sponsor") as founder shares prior to the Issuer's initial public offering (following the partial exercise of the underwriters' over-allotment option, 50,877 founder shares are no longer subject to forfeiture, and up to 324,123 founder shares remain subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full); and (ii) 205,800 ordinary shares, underlying 205,800 private placement units acquired by the Sponsor in a private placement simultaneously with the consummation of the Issuer's initial public offering. Each private placement unit consists of one ordinary share, one warrant exercisable for one ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one ordinary share.
- Yu Peizhong (CIK 0002149406): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,025,800; shared voting power 0; sole dispositive power 3,025,800; shared dispositive power 0; aggregate amount beneficially owned 3,025,800 (27.75% of the class)
  Comment: (2) The Sponsor is the record holder of the ordinary shares reported herein. Mr. Peizhong Yu is the sole shareholder and a director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Peizhong Yu is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Southern Cross Acquisition II Corp.
Address of issuer's principal executive offices: 1412 BROADWAY 21ST FLOOR,, SUITE 21 V,, NEW YORK,, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Sponsor and Mr. Peizhong Yu (collectively, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 27.75% of the Issuer's outstanding Ordinary Shares based on the number of ordinary shares outstanding as of August 27, 2026.
Residence or business address: The principal business address of the Reporting Persons is PO Box 309, Ugland House, Grand Cayman, George Town, Cayman Islands.
Present principal occupation or employment: Mr. Peizhong Yu is the sole shareholder and director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Peizhong Yu is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Sponsor is a Cayman Islands exempted company. Mr. Peizhong Yu is citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 26, 2026, the Issuer issued 2,875,000 ordinary shares as founder shares to the Sponsor for an aggregate purchase price of $25,000. On August 25, 2026, the Sponsor transferred (i) 15,000 founder shares to Ally Tong Zhang, Chairwoman and Chief Executive Officer of the Issuer, (ii) 10,000 founder shares to Xin Wang, Chief Financial Officer of the Issuer, and (iii) 10,000 founder shares to each of Hongmei Zhao, Du Zhiqiang, and Wenhua Qian, independent directors of the Issuer. On August 27, 2026, simultaneously with the Issuer's initial public offering, the Sponsor acquired 205,800 private placement units in the private placement. Each private placement unit consists of one ordinary share of the Issuer, one warrant exercisable for one ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one ordinary share of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional ordinary shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially or directly owned by the Reporting Persons is based upon a total of 10,905,615 ordinary shares outstanding as of August 27, 2026. The Reporting Persons beneficially own 3,025,800 ordinary shares, representing approximately 27.75% issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 3,025,800 ordinary shares, representing approximately 27.75% issued and outstanding ordinary shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated August 31, 2026.
10.1 Securities Purchase Agreement, dated May 26, 2026, between the Issuer and the Sponsor.
https://www.sec.gov/Archives/edgar/data/2133239/000192998026000317/scacii_ex105.htm
10.2 Securities Transfer agreement, dated August 25, 2026, between the Sponsor and Chief Executive Officer of the Issuer.
https://www.sec.gov/Archives/edgar/data/2133239/000192998026000510/scacii_ex101.htm
10.3 Securities Transfer agreement, dated August 25, 2026, between the Sponsor and Chief Financial Officer of the Issuer.
https://www.sec.gov/Archives/edgar/data/2133239/000192998026000510/scacii_ex102.htm
10.4 Securities Transfer Agreement, dated August 25, 2026, among the Sponsor and certain directors of the Issuer.
https://www.sec.gov/Archives/edgar/data/2133239/000192998026000510/scacii_ex103.htm
10.5 Private Unit Subscription Agreement, dated August 25, 2026, between the Issuer, the Sponsor, and D. Boral Capital LLC.
https://www.sec.gov/Archives/edgar/data/2133239/000192998026000510/scacii_ex104.htm

## Signatures
- Southern Cross Acquisition II Sponsor Corp.: /s/ Peizhong Yu, Peizhong Yu/Director (08/31/2026)
- Yu Peizhong: /s/ Peizhong Yu, Peizhong Yu (08/31/2026)